

October 25, 2013

Via E-mail
Mr. Kevin T. Conroy
President and Chief Executive Officer
Exact Sciences Corporation
4001 Miranda Avenue
Palo Alto, CA 94304

> **Re: Exact Sciences Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 2, 2013**
> **File No. 001-35092**

Dear Mr. Conroy:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 1

1. We note your discussion of various license agreements and collaborations. Please revise your disclosure to include the following information regarding each of the noted collaborations:
   - We note your statement on page 44 that you entered into the CLP Agreement with Genzyme. We also note on page 26 that you received proceeds of $18.5 million. Please disclose the material termination provisions, state the year that the agreement will expire given the patents that are currently outstanding, and the material jurisdictions covered by the licensed patents.
   - We also note on page 44 that you sublicense JHU's patents to Genzyme under the JHU Agreement. Additionally, please expand your disclosure to include the material

- terms of your sublicense agreement with Genzyme including the royalty rates under this agreement within a ten percent range, annual payments, other material payment provisions, material termination provisions, the material jurisdictions covered by the license, and the duration.
- We note on page 45 that you entered into a Restated License Agreement with Genzyme. Please disclose the milestone payments paid to date, aggregate milestone payments to be paid, the royalty rates under this agreement within a ten percent range, minimum royalty rates, maintenance fees, other material payment provisions, the material jurisdictions covered by the licensed patents, the year that the agreement will expire given the patents that are currently outstanding, and the material termination provisions under this agreement.
- We note on page 46 that you entered into a license agreement with MAYO. We also note that you disclose the minimum royalty payments on page 47. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, the year that the agreement will expire given the patents that are currently outstanding, and the material termination provisions under this agreement. We also note on page 47 that you entered into an amendment to the agreement. Please also state the restricted stock grants upon certain milestones under the amendment to the agreement.
- We note on page 55 that you entered into a license agreement with Johns Hopkins University. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, material termination provisions, and the year that the agreement will expire given the patents that are currently outstanding.
- We note that you entered into a license agreement with Hologic on page 56. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, material termination provisions, and the year that the agreement will expire given the patents that are currently outstanding.
- We note on page 56 that you entered into a license agreement with MDx Health. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, material termination provisions, and the year that the agreement will expire given the patents that are currently outstanding. Additionally please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.
- We note that you entered into a license agreement with Case Western. Please provide a summary of the material terms of this agreement including the milestone payments paid to date, aggregate milestone payments to be paid, the royalty rates within a ten percent range, minimum royalty rates, other material payment provisions, material termination provisions, and the duration of the agreement.

Intellectual Property, page 5

2. Please provide revise your disclosure to include the following information:

- the expiration date of the material patents licensed from the Mayo Clinic, the type of patent protection (e.g., method, composition of matter), and the material jurisdiction in which the Mayo Clinic has licensed patents to you;
- the expiration date of the material patents licensed from Hologic, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which Hologic has licensed patents to you;
- the expiration date of the material patents licensed from the Johns Hopkins University, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which the Johns Hopkins University has licensed patents to you;
- the expiration date of the material patents licensed from MDx Health, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which MDx Health has licensed patents to you; and
- the expiration date of the material patents licensed from Case Western Reserve University, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which Case Western Reserve University has licensed patents to you.

Balance Sheet, page 32

3. It is apparent that you have authorized preferred stock. It is also apparent from the cover page of your filing that you have registered preferred stock purchase rights. Please provide us proposed disclosure to be included in future periodic reports that discloses the provisions of these rights as required by ASC 505-10-50-3. In addition disclose how you accounted for these rights and separately reference for us the authoritative literature you relied upon to support your accounting. Finally, please tell us why we cannot find these rights listed on the NASDAQ as implied by the disclosure on the cover page.

Notes to Financial Statements
Note 4: MAYO License Agreement, page 46

4. You disclose in the overview paragraph on page 46 and in the amendment paragraph on page 47 that you did not capitalize any of the license payments to MAYO as the future economic benefits to be derived from the transactions with MAYO are uncertain. We do not believe that the certainty of benefits is determinative regarding the capitalization of intangible assets to be used in research and development activities. Please tell us how your accounting complies with the guidance in ASC 730-10-25-2c and provide us proposed revised disclosure to be included in future periodic reports that clarifies your position.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 26

5. Please tell us why you do not disclose your apparent commitment to spend approximately $5 million in capital expenditures to build out your clinical laboratory as disclosed in your earnings conference call discussion your financial results for the second quarter of 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Matthew Jones, Staff Attorney, at (202) 551-3786 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant